Exhibit 99.2

Associated Estates Realty Corporation
Fourth Quarter 2006
Earnings Release and Supplemental Financial Data



Waterstone
6710 Hollow Run Place
Indianapolis, IN 46214

Tel: (317) 329-8390
WebSite: www.waterstoneapts.com

Waterstone is a luxury apartment community with distinctive Cape Cod-style architecture and best-in-class amenities, such as one of the largest clubhouse facilities in the area, swimming pool with lake views, state-of-the-art fitness center and more. This community's apartment features are second to none, with built-in bookcases, wood-burning fireplace with cast stone mantel, spacious master bath with double sinks and oversize garden tub and much more. Waterstone is also ideally located just 15 minutes from downtown Indianapolis and the area's best shopping, dining and entertainment.

Associated Estates Realty Corporation   **Phone:**   (216) 261-5000
1 AEC Parkway   **Fax:**   (216) 289-9600
Richmond Heights, Ohio 44143-1467   **Web Site:**   www.aecrealty.com

Investor contact: Kimberly Kanary
Investor Relations and Corporate Communications
(216) 797-8752
kkanary@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2007 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the ability of the Company to consummate the sale of properties pursuant to its current plan, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available multifamily units and changes in market rental rates; increases in property and liability insurance costs; changes in real estate taxes and other operating expenses (e.g., cleaning, utilities, repair and maintenance costs, insurance and administrative costs, security, landscaping, staffing and other general costs); weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to control operating expenses or achieve increases in revenue; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; catastrophic property damage losses that are not covered by the Company's insurance; risks associated with property acquisitions such as environmental liabilities, among others; changes in government regulations affecting properties, the rents of which are subsidized and certain aspects of which are regulated by the United States Department of Housing and Urban Development ("HUD") and other properties owned by the Company; inability to renew current contracts with HUD for rent subsidized properties at existing rents; changes in or termination of contracts relating to third party management and advisory business; risks related to the Company's joint ventures; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.



Associated Estates Realty Corporation
Fourth Quarter 2006
Supplemental Financial Data

Table of Contents   Page

ASSOCIATED ESTATES REALTY CORPORATION REPORTS FOURTH QUARTER RESULTS

Property Operations Continue to Exceed Expectations
with Same-Community NOI Up 7 Percent

Cleveland, Ohio - February 8, 2007 - Associated Estates Realty Corporation (NYSE: AEC) today reported net income available to common shareholders of $12.1 million, or $0.71 per share, for the fourth quarter ended December 31, 2006, compared with net income available to common shareholders of $23.2 million, or $1.28 per share, for the fourth quarter ended December 31, 2005. Fourth quarter 2006 results include gains from property sales of approximately $0.94 per share and defeasance and prepayment costs of approximately $0.05 per share. Fourth quarter 2005 results included gains from property sales of $1.49 per share.

Funds from Operations (FFO) for the fourth quarter of 2006 were $0.25 per share and included $948,000, or approximately $0.05 per share, in defeasance and prepayment costs. Excluding defeasance and prepayment costs, FFO for the fourth quarter of 2006 would have been $0.30 per share compared with last year's fourth quarter FFO of $0.26 per share, or a 15.4 percent increase per share.

Total revenue for the fourth quarter of 2006 was $36.4 million compared with $35.4 million for the fourth quarter of 2005, an increase of 2.8 percent.

Same-Community (Market-Rate) Portfolio Results

Fourth quarter revenue from the Company's same-community portfolio was up 5.9 percent, and total property operating expenses for the same-community portfolio increased 4.7 percent, resulting in a 7.0 percent increase in net operating income (NOI), compared with the fourth quarter last year. Physical occupancy was 94.4 percent at the end of the fourth quarter of 2006, a 1.4 percent occupancy increase over the same period of 2005.

For the fourth quarter, the average net collected rent per unit for the same-community portfolio increased 6.1 percent to $768 per month. Net collected rent per unit for the Company's same-community Midwest portfolio grew 5.9 percent, while net collected rent per unit for the Company's same-community Mid-Atlantic/Southeast markets grew 6.4 percent.

"We are pleased with the strong growth in revenue and net operating income for our same-community portfolio," said John T. Shannon, senior vice president of operations. "We expect the momentum from our same-community portfolio performance to continue to drive results in 2007," he continued.

Additional quarterly financial information, including performance by region for the Company's portfolio, is included on pages 13 through 18.

Full Year Performance

For the twelve months ended December 31, 2006, net income available to common shareholders was $22.0 million, or $1.29 per share, compared with net income available to common shareholders of $28.9 million, or $1.51 per share for the comparable period in 2005. The results for these twelve-month periods include gains from property sales of $3.18 per share in 2006 and $2.53 per share in 2005. Additionally, the results for 2006 include defeasance and prepayment costs of approximately $0.91 per share.

FFO for the year ended December 31, 2006 was $0.06 per share and includes $15.5 million in defeasance and prepayment costs, or approximately $0.91 per share. During this period, the Company repaid $201.8 million in debt, of which $69.6 million was funded by property sales and $132.2 million was funded by mortgage loans. Excluding defeasance and prepayment costs associated with paying down debt, FFO for the year 2006 would have been $0.97 per share. FFO for the year 2005 was $0.91 per common share, excluding non-cash redemption costs of approximately $0.12 per share associated with the redemption of the Company's Class A Preferred Shares in January 2005.

Corporate Activities

In 2006, the Company sold eight properties for a total of $92.5 million. Net sales proceeds were primarily used to pay down debt, repurchase our common shares and fund capital improvement programs.

The Company expects to sell between $50 and $75 million of properties during 2007, while acquiring $50 million of properties.

Stock Repurchase

For 2006, the Company repurchased 985,000 common shares at a cost of $10.2 million, or an average price of $10.34 per share. No shares were repurchased during the fourth quarter.

To date, the Company has repurchased a total of 2.8 million common shares at a cost of $27.6 million, or an average price of $9.83 per share, with $22.4 million remaining for both common and Class B Series II Preferred shares under the current buyback program.

2007 Outlook

The Company said its current FFO expectations for the year 2007 are in the range of $1.08 to $1.12 per share, excluding defeasance and other prepayment costs. Assumptions relating to the Company's earnings guidance can be found on page 24.

Conference Call

A conference call to discuss the results will be held today, Thursday, February 8, at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial in number is 800-896-8445, and the passcode is "Estates."

Via the Internet (listen only): Access the Company's Investor Relations page at http://ir.aecrealty.com/. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Webcast" link at the top of the page and follow the brief instructions to register for the event. The webcast will be archived through February 22, 2007.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Twelve Months Ended December 31, 2006 and 2005
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
OPERATING INFORMATION	2006	2005	2006	2005
Total revenue	$ 36,433	$ 35,397	$ 145,761	$ 136,411
Property revenue	$ 33,649	$ 31,760	$ 132,994	$ 123,594
Net income applicable to common shares	$ 12,092	$ 23,239	$ 21,975	$ 28,913
Per share:				
Basic and diluted	$ 0.71	$ 1.28	$ 1.29	$ 1.51
Funds from Operations (FFO) [1]	$ 4,217	$ 4,764	$ 930	$ 15,217
FFO excluding defeasance costs, other prepayment costs,				
and/or preferred redemption costs [2]	$ 5,165	$ 4,764	$ 16,453	$ 17,380
FFO per share - basic and diluted	$ 0.25	$ 0.26	$ 0.06	$ 0.79
FFO per share excluding defeasance costs,				
other prepayment costs, and/or preferred				
redemption costs - basic and diluted	$ 0.30	$ 0.26	$ 0.97	$ 0.91
Funds Available for Distribution (FAD) [1]	$ 4,012	$ 2,889	$ 11,906	$ 12,077
Dividends per share	$ 0.17	$ 0.17	$ 0.68	$ 0.68
Payout ratio - FFO	68.0%	65.4%	1133.3%	86.1%
Payout ratio - FFO excluding defeasance costs, other				
prepayment costs, and/or preferred redemption costs	56.7%	65.4%	70.1%	74.7%
Payout ratio - FAD	70.8%	106.3%	97.1%	107.9%
General and administrative expense	$ 2,168	$ 1,864	$ 9,840	$ 7,999
Interest expense [3]	$ 9,206	$ 10,172	$ 38,268	$ 38,914
Interest coverage ratio [4]	1.68:1	1.53:1	1.54:1	1.54:1
Fixed charge coverage ratio [5]	1.49:1	1.38:1	1.38:1	1.38:1
General and administrative expense to property revenue	6.4%	5.9%	7.4%	6.5%
Interest expense to property revenue	27.4%	32.0%	28.8%	31.5%
Property NOI [6]	$ 18,182	$ 17,063	$ 69,908	$ 65,481
ROA [7]	7.9%	7.5%	7.9%	7.5%
Same community market-rate revenue increase	5.9%	2.8%	6.0%	3.1%
Same community market-rate expense increase	4.7%	5.1%	6.2%	6.3%
Same community market-rate NOI increase	7.0%	0.9%	5.8%	0.5%
Same community market-rate operating margins	54.5%	53.9%	52.9%	53.0%

(1) See page 9 for a reconciliation of net income to these non-GAAP measurements and page 25 for the Company's definition of these non-GAAP measurements.
(2) See page 25 for the Company's definition of this non-GAAP measurement.
(3) Excludes amortization of financing fees of $243 and $1,035 for 2006 and $270 and $1,156 for 2005. Additionally, it excludes $0 and $12,688 of defeasance costs for 2006.
(4) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance costs and preferred redemption cost write-off. See page 26 for a reconciliation of net income to EBITDA and for the Company's definition of EBITDA.
(5) Represents interest expense and preferred stock dividend payment coverage, excluding defeasance costs and preferred redemption cost write-off.
(6) See page 27 for a reconciliation of net income to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.
(7) ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2006
(Unaudited; in thousands, except per share and ratio data)

MARKET CAPITALIZATION DATA	December 31, 2006		December 31, 2005	
Net real estate investments	$	591,520	$	645,937
Total assets	$	648,829	$	719,242
Debt	$	498,634	$	573,570
Minority interest	$	1,851	$	2,172
Preferred stock - 8.70% Class B Cumulative Redeemable Preferred				
Shares	$	58,000	$	58,000
Total shareholders' equity	$	112,051	$	108,980
Common shares outstanding		17,261		17,950
Share price, end of period	$	13.74	$	9.04
Total market capitalization[1]	$	816,455	$	816,505
Undepreciated book value of real estate[2]	$	877,797	$	944,725
Debt to undepreciated book value of real estate		56.8%		60.7%
Debt and preferred stock to undepreciated book value of real estate		63.4%		66.9%
Debt to total market capitalization[1]		63.8%		73.0%
Annual dividend	$	0.68	$	0.68
Annual dividend yield based on share price, end of period		4.9%		7.5%

(1) Includes the Company's share of unconsolidated debt of $22,655 and $22,667 as of December 31, 2006 and December 31, 2005.

(2) Includes $4,614 and $4,556 of undepreciated real estate associated with one property classified as held for sale at December 31, 2006 and December 31, 2005.

PORTFOLIO INFORMATION			
		No. of	Average Age of
Company Portfolio:	Properties	Units	Owned Properties
Directly owned:			
Affordable Housing	11	1,146	28
"Same Community" Market-Rate			
Midwest	41	10,221	17
Mid-Atlantic/Southeast	10	2,749	14
Acquisition	1	168	11
Held for Sale	1	120	26
Total directly owned	64	14,404	17
Joint ventures:			
Affordable Housing	1	108	24
Market-Rate	1	843	6
Total joint ventures	2	951	8
Third party managed:			
Affordable Housing[1]	29	4,604	
Market-Rate	4	599	
Total third party managed	33	5,203	
Total Company Portfolio	99	20,558	

(1) Effective January 16, 2007, the Company acquired management of a 200-unit property located in Altoona, Pennsylvania.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Fourth Quarter 2006
(Unaudited; dollar amounts in thousands)

	December 31, 2006	December 31, 2005
ASSETS		
Real estate assets		
Investment in real estate	$ 871,860	$ 939,149
Construction in progress	1,323	1,020
Less: accumulated depreciation	(281,994)	(294,505)
	591,189	645,664
Real estate associated with property held for sale, net	331	273
Real estate, net	591,520	645,937
Cash and cash equivalents	30,010	39,733
Restricted cash	7,279	8,497
Other assets	20,020	25,075
Total assets	$ 648,829	$ 719,242
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 472,854	$ 547,790
Unsecured borrowings	25,780	25,780
Total debt	498,634	573,570
Accounts payable, accrued expenses and other liabilities	36,293	34,520
Total liabilities	534,927	608,090
Operating partnership minority interest	1,851	2,172
Shareholders' equity		
Preferred shares, without par value; 9,000,000 shares authorized;		
8.70% Class B Series II cumulative redeemable, $250 per share		
liquidation preference, 232,000 issued and outstanding	58,000	58,000
Common shares, without par value, $.10 stated value; 41,000,000		
authorized; 22,995,763 issued and 17,261,224 and 17,950,326		
outstanding at December 31, 2006 and 2005, respectively	2,300	2,300
Paid-in capital	280,369	278,885
Accumulated distributions in excess of accumulated net income	(173,962)	(184,303)
Accumulated other comprehensive loss	(71)	(25)
Less: Treasury shares, at cost, 5,734,539 and 5,045,437 shares		
at December 31, 2006 and 2005, respectively	(54,585)	(45,877)
Total shareholders' equity	112,051	108,980
Total liabilities and shareholders' equity	$ 648,829	$ 719,242

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Twelve Months Ended December 31, 2006 and 2005
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2006	2005	2006	2005
REVENUE				
Property revenue	$ 33,649	$ 31,760	$ 132,994	$123,594
Management and service company revenue:				
Fees, reimbursements and other	2,516	3,054	11,689	11,723
Painting services	268	583	1,078	1,094
Total revenue	36,433	35,397	145,761	136,411
EXPENSES				
Property operating and maintenance	15,467	14,697	63,086	58,113
Depreciation and amortization	7,792	8,117	31,517	31,306
Direct property management and service companies expenses	2,784	3,177	12,695	12,503
Painting services and charges	346	503	1,367	1,150
General and administrative	2,168	1,864	9,840	7,999
Total expenses	28,557	28,358	118,505	111,071
Operating income	7,876	7,039	27,256	25,340
Interest income	95	399	680	638
Interest expense	(9,449)	(10,442)	(51,991)	(40,070)
(Loss) income before gain on disposition of investment, equity in net loss of joint ventures, minority interest and income from discontinued operations	(1,478)	(3,004)	(24,055)	(14,092)
Gain on disposition of investment	-	150	-	150
Equity in net loss of joint ventures	(75)	(77)	(462)	(644)
Minority interest in operating partnership	(13)	(16)	(61)	(63)
(Loss) income from continuing operations	(1,566)	(2,947)	(24,578)	(14,649)
Income from discontinued operations:				
Operating (loss) income	(1,053)	349	(2,494)	2,319
Gain on disposition of properties	15,972	27,099	54,093	48,536
Income from discontinued operations	14,919	27,448	51,599	50,855
Net income	13,353	24,501	27,021	36,206
Preferred share dividends	(1,261)	(1,262)	(5,046)	(5,130)
Original cost associated with redemption of preferred shares	-	-	-	(2,163)
Net income applicable to common shares	$ 12,092	$ 23,239	$ 21,975	$ 28,913
Earnings per common share - basic and diluted:				
(Loss) income from continuing operations applicable to common shares	$ (0.17)	$ (0.23)	$ (1.74)	$ (1.14)
Income from discontinued operations	0.88	1.51	3.03	2.65
Net income applicable to common shares	$ 0.71	$ 1.28	$ 1.29	$ 1.51
Weighted average shares outstanding - basic	17,043	18,214	17,023	19,162
Weighted average shares outstanding - diluted	17,043	18,214	17,023	19,162

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
CALCULATION OF FFO AND FAD	2006	2005	2006	2005
Net income applicable to common shares	$ 12,092	$ 23,239	$ 21,975	$ 28,913
Add: Depreciation - real estate assets	7,819	7,923	31,205	32,355
Depreciation - real estate assets - joint ventures	241	239	962	959
Amortization of joint venture deferred costs	9	9	34	34
Amortization of intangible assets	28	453	847	1,492
Less: Gain on disposition of properties	(15,972)	(27,099)	(54,093)	(48,536)
Funds From Operations (FFO) [1]	4,217	4,764	930	15,217
Add: Defeasance costs and other prepayment costs	948	-	15,523	-
Add: Original costs associated with redemption of				
preferred shares	-	-	-	2,163
Funds From Operations (FFO) Excluding Defeasance				
Costs, Other Prepayment Costs,				
and/or Preferred Redemption Costs [1]	5,165	4,764	16,453	17,380
Add: Depreciation - other assets	318	386	1,337	1,617
Depreciation - other assets - joint ventures	41	43	181	177
Amortization of deferred financing fees	243	270	1,035	1,156
Amortization of deferred financing fees - joint ventures	12	12	48	47
Less: Fixed asset additions [2]	(1,746)	(2,512)	(7,008)	(8,152)
Fixed asset additions - joint ventures [2]	(21)	(74)	(140)	(148)
Funds Available for Distribution (FAD) [1]	$ 4,012	$ 2,889	$ 11,906	$ 12,077
Weighted average shares outstanding - basic	17,043	18,214	17,023	19,162
Weighted average shares outstanding - diluted	17,043	18,214	17,023	19,162
PER SHARE INFORMATION:				
FFO - basic and diluted	$ 0.25	$ 0.26	$ 0.06	$ 0.79
FFO excluding defeasance costs, other prepayment costs,				
and/or preferred redemption costs - basic and diluted	$ 0.30	$ 0.26	$ 0.97	$ 0.91
Dividends	$ 0.17	$ 0.17	$ 0.68	$ 0.68
Payout ratio - FFO	68.0%	65.4%	1133.3%	86.1%
Payout ratio - FFO excluding defeasance costs, other prepayment				
costs, and/or preferred redemption costs	56.7%	65.4%	70.1%	74.7%
Payout ratio - FAD	70.8%	106.3%	97.1%	107.9%

(1) See page 25 for the Company's definition of these non-GAAP measurements.

(2) Fixed asset additions exclude development, investment and non-recurring capital additions and only reflect the Company's prorata share of recurring joint venture capital additions.

Associated Estates Realty Corporation
Discontinued Operations [1]
Three Months Ended December 31, 2006 and 2005
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended December 31,					
	2006			2005		
	Sold	Held for Sale	Total	Sold	Held for Sale	Total
REVENUE						
Property revenue	$ 1,255	$ 280	$ 1,535	$ 3,834	$ 312	$ 4,146
EXPENSES						
Property operating and maintenance	795	337	1,132	2,238	226	2,464
Depreciation and amortization	372	-	372	641	4	645
Total expenses	1,167	337	1,504	2,879	230	3,109
Operating income (loss)	88	(57)	31	955	82	1,037
Interest income	6	-	6	2	-	2
Interest expense	(1,090)	-	(1,090)	(690)	-	(690)
Gain on disposition of properties	15,972	-	15,972	27,099	-	27,099
Income (loss) from discontinued operations	$ 14,976	$ (57)	$ 14,919	$ 27,366	$ 82	$ 27,448
Earnings per common share - basic:						
Income from discontinued operations	$ 0.88	$ 0.00	$ 0.88	$ 1.50	$ 0.01	$ 1.51
Earnings per common share - diluted:						
Income from discontinued operations	$ 0.88	$ 0.00	$ 0.88	$ 1.50	$ 0.01	$ 1.51
Weighted average shares outstanding-basic	17,043	17,043	17,043	18,214	18,214	18,214
Weighted average shares outstanding-diluted	17,043	17,043	17,043	18,214	18,214	18,214

(1) In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are one property held for sale at December 31, 2006, eight properties disposed of in 2006 and three properties disposed of in 2005.

Associated Estates Realty Corporation
Discontinued Operations [1]
Twelve Months Ended December 31, 2006 and 2005
(Unaudited; dollar and share amounts in thousands)

	Twelve Months Ended December 31,					
	2006			2005		
	Sold	Held for Sale	Total	Sold	Held for Sale	Total
REVENUE						
Property revenue	$ 9,087	$ 1,152	$ 10,239	$ 21,561	$ 1,162	$ 22,723
EXPENSES						
Property operating and maintenance	5,842	1,204	7,046	12,069	1,106	13,175
Depreciation and amortization	1,872	-	1,872	4,084	74	4,158
Total expenses	7,714	1,204	8,918	16,153	1,180	17,333
Operating income (loss)	1,373	(52)	1,321	5,408	(18)	5,390
Interest income	16	-	16	8	-	8
Interest expense	(3,831)	-	(3,831)	(3,079)	-	(3,079)
Gain on disposition of properties	54,093	-	54,093	48,536	-	48,536
Income (loss) from discontinued operations	$ 51,651	$ (52)	$ 51,599	$ 50,873	$ (18)	$ 50,855
Earnings per common share - basic:						
Income from discontinued operations	$ 3.03	$ 0.00	$ 3.03	$ 2.64	$ 0.00	$ 2.65
Earnings per common share - diluted:						
Income from discontinued operations	$ 3.03	$ 0.00	$ 3.03	$ 2.64	$ 0.00	$ 2.65
Weighted average shares outstanding-basic	17,023	17,023	17,023	19,162	19,162	19,162
Weighted average shares outstanding-diluted	17,023	17,023	17,023	19,162	19,162	19,162

(1) In accordance with SFAS 144, the Company reports the results of operations and gain/loss related to the sale of real estate assets as discontinued operations. Real estate assets that are classified as held for sale are also reported as discontinued operations. The Company generally classifies properties held for sale when all significant contingencies surrounding the closing have been resolved. In many transactions, these contingencies are not satisfied until the actual closing of the transaction. Interest expense included in discontinued operations is limited to interest on mortgage debt specifically associated with properties sold or classified as held for sale.

Included in the table above are one property held for sale at December 31, 2006, eight properties disposed of in 2006 and three properties disposed of in 2005.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Twelve Months Ended December 31, 2006 Amount	Cost Per Unit[1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance[2]		$ 13,027	$ 857
Maintenance personnel labor cost[2]		6,491	427
Total Operating Expenses Related to Repairs and Maintenance		19,518	1,285
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	294	19
Appliances	5	791	52
Building improvements[4]	14	4,717	310
Carpet and flooring	5	2,768	182
Furnishings	5	15	1
Office/Model	5	14	1
HVAC and mechanicals	15	850	56
Landscaping and grounds	14	1,869	123
Suite improvements	5	165	11
Miscellaneous	5	93	6
Total Recurring Capital Expenditures - Properties		11,566	761
Corporate capital expenditures[5]		342	23
Less: Capital funded from the sale of properties [6]		(4,900)	(323)
Total Recurring Capital Expenditures		7,008	461
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 26,526	$ 1,746
Total Recurring Capital Expenditures		$ 7,008	
Investment/Revenue Enhancing Expenditures[7]:			
Siding/Painting	10	565	
Building improvements	various	912	
Total Investment/Revenue Enhancing Expenditures		1,477	
Acquisition Capital	various	256	
Capital funded from the sale of properties [6]	various	4,900	
Grand Total Capital Expenditures		$ 13,641	

(1) Calculated using 15,194 units, including 1,146 affordable housing units, 1,078 acquisition/disposition property units, and 12,970 same community market-rate units.

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) See page 28 for the Company's definition of recurring fixed asset additions.

(4) Includes primarily building exterior work and new roofs.

(5) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(6) The Company's practice has been to fund recurring capital expenditures via funds provided by operations and to fund investment/revenues enhancing expenditures either through proceeds from property sales, borrowings on the lines of credit or property refinancings. For 2006, the Company has funded certain recurring capital additions from the sales of one affordable housing property and one congregate care property.

(7) See page 28 for the Company's definition of investment/revenue enhancing additions.

Associated Estates Realty Corporation
"Same Community" Market-Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	Quarter Ended				
	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005
Property Revenue	$ 30,747	$ 30,890	$ 30,432	$ 29,488	$ 29,024
Property Operating and Maintenance Expenses					
Personnel	3,540	3,579	3,650	3,705	3,152
Advertising	445	408	436	466	412
Utilities	1,784	1,810	1,711	2,095	1,890
Repairs and maintenance	2,286	2,959	3,296	2,518	2,444
Real estate taxes and insurance	4,544	4,547	4,234	4,468	4,348
Other operating	1,405	1,146	1,148	941	1,132
Total Expenses	14,004	14,449	14,475	14,193	13,378
Net Operating Income [1]	$ 16,743	$ 16,441	$ 15,957	$ 15,295	$ 15,646
Operating Margin	54.5%	53.2%	52.4%	51.9%	53.9%
Total Number of Units	12,970	12,970	12,970	12,970	12,970
NOI Per Unit	$ 1,291	$ 1,268	$ 1,230	$ 1,179	$ 1,206
Average Net Collected Per Unit [2]	$ 768	$ 771	$ 758	$ 736	$ 724
Physical Occupancy - End of Period [3]	94.4%	95.4%	95.5%	94.9%	93.0%

(1) The net operating income shown for all quarters includes the results for Vista Lago Apartments acquired by the Company in March 2005 and excludes the results for Cambridge at Buckhead acquired by the Company in October 2005.

(2) Represents gross potential rents less vacancies and concessions.

(3) Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
"Same Community" Market-Rate Data
Operating Results for the Twelve Months Ended December 31, 2006 and 2005
(Unaudited, in thousands, except unit totals and per unit amounts)

	Twelve Months Ended December 31,	
	2006	2005
Property Revenue	$ 117,020	$ 110,438
Property Operating and Maintenance Expenses		
Personnel	14,186	13,286
Advertising	1,723	1,632
Utilities	7,203	6,942
Repairs and maintenance	10,713	10,025
Real estate taxes and insurance	16,717	15,819
Other operating	4,541	4,173
Total Expenses	55,083	51,877
Net Operating Income [1]	$ 61,937	$ 58,561
Operating Margin	52.9%	53.0%
Total Number of Units	12,654	12,654
NOI Per Unit	$ 4,895	$ 4,628
Average Net Collected Per Unit [2]	$ 748	$ 706
Physical Occupancy - End of Period [3]	94.5%	92.9%

(1) The net operating income shown for both years excludes the results for Vista Lago Apartments acquired by the Company in March 2005 and Cambridge at Buckhead acquired by the Company in October 2005.

(2) Represents gross potential rents less vacancies and concessions.

(3) Is defined as number of units occupied divided by total number of units.

Associated Estates Realty Corporation
"Same Community" Market-Rate Data
As of December 31, 2006 and December 31, 2005
(Unaudited, in thousands, except unit totals and per unit amounts)

	No. of Units	Average Age[5]	Net Rent Collected per Unit [1] Q4 2006	Q4 2005	% Change	Average Rent per Unit [2] Q4 2006	Q4 2005	% Change	Physical Occupancy [3] Q4 2006	Q4 2005	Turnover Ratio [4] Q4 2006	Q4 2005
Midwest Properties												
Indiana	836	10	$ 735	$ 709	3.7%	$ 891	$ 874	1.9%	94.4%	92.7%	51.7%	44.0%
Michigan	2,888	15	693	652	6.3%	837	821	2.0%	95.9%	92.7%	53.7%	46.0%
Ohio - Central Ohio	2,621	15	687	655	4.9%	803	779	3.1%	95.8%	94.0%	56.6%	53.7%
Ohio - Northeastern Ohio	2,348	21	730	693	5.3%	861	845	1.9%	91.7%	92.0%	54.0%	51.4%
Ohio - Toledo, Ohio	1,060	20	632	573	10.3%	752	723	4.0%	95.8%	87.8%	63.8%	57.7%
Pennsylvania	468	20	675	619	9.0%	811	779	4.1%	95.3%	89.5%	51.3%	50.4%
Total Midwest Properties	10,221	17	696	657	5.9%	828	808	2.5%	94.7%	92.2%	55.3%	50.5%
Mid-Atlantic/Southeast Properties												
Florida	1,272	7	$ 1,160	$ 1,107	4.8%	$ 1,290	$ 1,185	8.9%	93.3%	97.6%	63.2%	61.6%
Georgia[6]	706	19	688	646	6.5%	850	848	0.2%	90.8%	94.1%	73.1%	66.9%
Metro D.C.	667	20	1,177	1,069	10.1%	1,241	1,170	6.1%	95.5%	94.6%	50.4%	42.0%
Texas	104	13	895	900	(0.6%)	1,108	1,103	0.5%	90.4%	100.0%	65.4%	50.0%
Total Mid-Atlantic/Southeast Properties	2,749	14	1,033	971	6.4%	1,158	1,091	6.1%	93.1%	96.0%	62.7%	57.8%
Total/Average "Same Community"												
Market-Rate	12,970	16	$ 768	$ 724	6.1%	$ 898	$ 868	3.5%	94.4%	93.0%	56.9%	52.0%

(1) Represents gross potential rents less vacancies and allowances for all units divided by the number of units in a market.

(2) Represents gross potential rents for all units divided by the number of units in a market.

(3) Represents physical occupancy at the end of the quarter.

(4) Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(5) Age shown in years.

(6) Excludes Cambridge at Buckhead, which was acquired by the Company in October 2005.

Associated Estates Realty Corporation
Property Revenue
For the Three Months Ended December 31, 2006 and 2005

Property Revenue	No. of Units	2006 Physical Occupancy [1]	2005 Physical Occupancy [1]	Q4 2006 Revenue	Q4 2005 Revenue	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	94.4%	92.7%	$ 1,897	$ 1,829	$ 68	3.7%
Michigan	2,888	95.9%	92.7%	6,241	5,867	374	6.4%
Ohio - Central Ohio	2,621	95.8%	94.0%	5,553	5,351	202	3.8%
Ohio - Northeastern Ohio	2,348	91.7%	92.0%	5,311	5,006	305	6.1%
Ohio - Toledo, Ohio	1,060	95.8%	87.8%	2,105	1,898	207	10.9%
Pennsylvania	468	95.3%	89.5%	987	893	94	10.5%
Total Midwest Properties	10,221	94.7%	92.2%	22,094	20,844	1,250	6.0%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.3%	97.6%	4,517	4,345	172	4.0%
Georgia	706	90.8%	94.1%	1,480	1,383	97	7.0%
Metro D.C.	667	95.5%	94.6%	2,376	2,171	205	9.4%
Texas	104	90.4%	100.0%	280	281	(1)	0.0%
Total Mid-Atlantic/Southeast Properties	2,749	93.1%	96.0%	8,653	8,180	473	5.8%
Total "Same Community" Market-Rate	12,970	94.4%	93.0%	30,747	29,024	1,723	5.9%
Affordable Housing							
Ohio	1,146	99.6%	99.2%	2,364	2,294	70	3.1%
Acquisitions [2]							
Georgia	168	95.8%	N/A	538	442	96	21.7%
Total Property Revenue	14,284	94.8%	93.5%	$ 33,649	$ 31,760	$ 1,889	5.9%

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Operating Expenses
For the Three Months Ended December 31, 2006 and 2005

Property Operating Expenses	No. of Units	2006 Physical Occupancy [1]	2005 Physical Occupancy [1]	Q4 2006 Expenses	Q4 2005 Expenses	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	94.4%	92.7%	$ 787	$ 778	$ 9	1.2%
Michigan	2,888	95.9%	92.7%	2,875	2,663	212	8.0%
Ohio - Central Ohio	2,621	95.8%	94.0%	2,623	2,545	78	3.1%
Ohio - Northeastern Ohio	2,348	91.7%	92.0%	2,674	2,790	(116)	(4.2)%
Ohio - Toledo, Ohio	1,060	95.8%	87.8%	944	814	130	16.1%
Pennsylvania	468	95.3%	89.5%	426	371	55	14.8%
Total Midwest Properties	10,221	94.7%	92.2%	10,329	9,961	368	3.7%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.3%	97.6%	1,987	1,805	182	10.1%
Georgia	706	90.8%	94.1%	735	700	35	5.0%
Metro D.C.	667	95.5%	94.6%	836	780	56	7.2%
Texas	104	90.4%	100.0%	117	132	(15)	(11.4)%
Total Mid-Atlantic/Southeast Properties	2,749	93.1%	96.0%	3,675	3,417	258	7.6%
Total "Same Community" Market-Rate	12,970	94.4%	93.0%	14,004	13,378	626	4.7%
Affordable Housing							
Ohio	1,146	99.6%	99.2%	1,208	1,132	76	6.7%
Acquisitions [2]							
Georgia	168	95.8%	N/A	255	187	68	36.4%
Total Property Operating Expenses	14,284	94.8%	93.5%	$ 15,467	$ 14,697	$ 770	5.2%

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Three Months Ended December 31, 2006 and 2005

Property NOI [1]	No. of Units	2006 Physical Occupancy [2]	2005 Physical Occupancy [2]	Q4 2006 NOI	Q4 2005 NOI	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	94.4%	92.7%	$ 1,110	$ 1,051	$ 59	5.5%
Michigan	2,888	95.9%	92.7%	3,366	3,204	162	5.1%
Ohio - Central Ohio	2,621	95.8%	94.0%	2,930	2,806	124	4.4%
Ohio - Northeastern Ohio	2,348	91.7%	92.0%	2,637	2,216	421	19.0%
Ohio - Toledo, Ohio	1,060	95.8%	87.8%	1,161	1,084	77	7.1%
Pennsylvania	468	95.3%	89.5%	561	522	39	7.5%
Total Midwest Properties	10,221	94.7%	92.2%	11,765	10,883	882	8.1%
Mid-Atlantic/Southeast Properties							
Florida	1,272	93.3%	97.6%	2,530	2,540	(10)	(0.4)%
Georgia	706	90.8%	94.1%	745	683	62	9.1%
Metro D.C.	667	95.5%	94.6%	1,540	1,391	149	10.7%
Texas	104	90.4%	100.0%	163	149	14	10.1%
Total Mid-Atlantic/Southeast Properties	2,749	93.1%	96.0%	4,978	4,763	215	4.5%
Total "Same Community" Market-Rate	12,970	94.4%	93.0%	16,743	15,646	1,097	7.0%
Affordable Housing							
Ohio	1,146	99.6%	99.2%	1,156	1,162	(6)	(0.5)%
Acquisitions [3]							
Georgia	168	95.8%	N/A	283	255	28	11.0%
Total Property NOI	14,284	94.8%	93.5%	$ 18,182	$ 17,063	$ 1,119	6.6%

(1) See page 27 for a reconciliation of net income (loss) to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Revenue
For the Twelve Months Ended December 31, 2006 and 2005

Property Revenue	No. of Units	2006 Physical Occupancy [1]	2005 Physical Occupancy [1]	2006 Revenue	2005 Revenue	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	94.4%	92.7%	$ 7,645	$ 7,390	$ 255	3.5%
Michigan	2,888	95.9%	92.7%	24,506	23,726	780	3.3%
Ohio - Central Ohio	2,621	95.8%	94.0%	21,924	21,191	733	3.5%
Ohio - Northeastern Ohio	2,348	91.7%	92.0%	21,128	19,455	1,673	8.6%
Ohio - Toledo, Ohio	1,060	95.8%	87.8%	8,146	7,855	291	3.7%
Pennsylvania	468	95.3%	89.5%	3,824	3,497	327	9.4%
Total Midwest Properties	10,221	94.7%	92.2%	87,173	83,114	4,059	4.9%
Mid-Atlantic/Southeast Properties							
Florida	956	94.6%	97.5%	13,636	12,200	1,436	11.8%
Georgia	706	90.8%	94.1%	5,810	5,366	444	8.3%
Metro D.C.	667	95.5%	94.6%	9,255	8,695	560	6.4%
Texas	104	90.4%	100.0%	1,146	1,063	83	7.8%
Total Mid-Atlantic/Southeast Properties	2,433	93.5%	95.8%	29,847	27,324	2,523	9.2%
Total "Same Community" Market-Rate	12,654	94.5%	92.9%	117,020	110,438	6,582	6.0%
Affordable Housing							
Ohio	1,146	99.6%	99.2%	9,359	9,176	183	2.0%
Acquisitions [2]							
Florida	316	89.6%	N/A	4,538	3,538	1,000	28.3%
Georgia	168	95.8%	N/A	2,077	442	1,635	369.9%
Total Property Revenue	14,284	94.8%	93.5%	$ 132,994	$ 123,594	$ 9,400	7.6%

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Operating Expenses
For the Twelve Months Ended December 31, 2006 and 2005

Property Operating Expenses	No. of Units	2006 Physical Occupancy [1]	2005 Physical Occupancy [1]	2006 Expenses	2005 Expenses	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	94.4%	92.7%	$ 3,350	$ 3,252	$ 98	3.0%
Michigan	2,888	95.9%	92.7%	11,917	11,085	832	7.5%
Ohio - Central Ohio	2,621	95.8%	94.0%	10,860	10,329	531	5.1%
Ohio - Northeastern Ohio	2,348	91.7%	92.0%	11,060	10,705	355	3.3%
Ohio - Toledo, Ohio	1,060	95.8%	87.8%	4,194	3,623	571	15.8%
Pennsylvania	468	95.3%	89.5%	1,769	1,716	53	3.1%
Total Midwest Properties	10,221	94.7%	92.2%	43,150	40,710	2,440	6.0%
Mid-Atlantic/Southeast Properties							
Florida	956	94.6%	97.5%	5,325	4,790	535	11.2%
Georgia	706	90.8%	94.1%	2,926	2,818	108	3.8%
Metro D.C.	667	95.5%	94.6%	3,085	2,962	123	4.2%
Texas	104	90.4%	100.0%	597	597	-	0.0%
Total Mid-Atlantic/Southeast Properties	2,433	93.5%	95.8%	11,933	11,167	766	6.9%
Total "Same Community" Market-Rate	12,654	94.5%	92.9%	55,083	51,877	3,206	6.2%
Affordable Housing							
Ohio	1,146	99.6%	99.2%	4,984	4,559	425	9.3%
Acquisitions [2]							
Florida	316	89.6%	N/A	2,038	1,488	550	37.0%
Georgia	168	95.8%	N/A	981	189	792	419.0%
Total Property Operating Expenses	14,284	94.8%	93.5%	$ 63,086	$ 58,113	$ 4,973	8.6%

(1) Represents physical occupancy at the end of the quarter.

(2) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Property Net Operating Income (Property NOI)
For the Twelve Months Ended December 31, 2006 and 2005

Property NOI [1]	No. of Units	2006 Physical Occupancy [2]	2005 Physical Occupancy [2]	2006 NOI	2005 NOI	Increase/ (Decrease)	% Change
"Same Community" Market-Rate							
Midwest Properties							
Indiana	836	94.4%	92.7%	$ 4,295	$ 4,138	$ 157	3.8%
Michigan	2,888	95.9%	92.7%	12,589	12,641	(52)	(0.4)%
Ohio - Central Ohio	2,621	95.8%	94.0%	11,064	10,862	202	1.9%
Ohio - Northeastern Ohio	2,348	91.7%	92.0%	10,068	8,750	1,318	15.1%
Ohio - Toledo, Ohio	1,060	95.8%	87.8%	3,952	4,232	(280)	(6.6)%
Pennsylvania	468	95.3%	89.5%	2,055	1,781	274	15.4%
Total Midwest Properties	10,221	94.7%	92.2%	44,023	42,404	1,619	3.8%
Mid-Atlantic/Southeast Properties							
Florida	956	94.6%	97.5%	8,311	7,410	901	12.2%
Georgia	706	90.8%	94.1%	2,884	2,548	336	13.2%
Metro D.C.	667	95.5%	94.6%	6,170	5,733	437	7.6%
Texas	104	90.4%	100.0%	549	466	83	17.8%
Total Mid-Atlantic/Southeast Properties	2,433	93.5%	95.8%	17,914	16,157	1,757	10.9%
Total "Same Community" Market-Rate	12,654	94.5%	92.9%	61,937	58,561	3,376	5.8%
Affordable Housing							
Ohio	1,146	99.6%	99.2%	4,375	4,617	(242)	(5.2)%
Acquisitions [3]							
Florida	316	89.6%	N/A	2,500	2,050	450	22.0%
Georgia	168	95.8%	N/A	1,096	253	843	333.2%
Total Property NOI	14,284	94.8%	93.5%	$ 69,908	$ 65,481	$ 4,427	6.8%

(1) See page 27 for a reconciliation of net income (loss) to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have not yet reached stabilization. A property is considered stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.

Associated Estates Realty Corporation
Debt Structure
As of December 31, 2006
(Dollar and share amounts in thousands)

	Balance Outstanding December 31, 2006	Percentage of Total Debt	Current Weighted Average Interest Rate
FIXED RATE DEBT			
Mortgages payable - CMBS	$ 303,945	61.0%	7.7%
Mortgages payable - other	132,209	26.5%	6.1%
Unsecured borrowing	25,780	5.1%	7.9%
Total fixed rate debt	461,934	92.6%	7.3%
VARIABLE RATE DEBT			
Mortgages payable	36,700	7.4%	6.6%
Line of credit borrowings	-	0.0%	0.0%
Total variable rate debt	36,700	7.4%	6.6%
TOTAL DEBT	$ 498,634	100.0%	7.2%
Interest coverage ratio (1)	1.54:1		
Fixed charge coverage ratio (2)	1.38:1		
Weighted average maturity	5.0 years		

SCHEDULED PRINCIPAL MATURITIES	Fixed Rate - CMBS	Fixed Rate - Other	Variable Rate	Total
2007	$ 53,469	$ -	$ -	$ 53,469
2008	36,186	-	-	36,186
2009	54,167	-	-	54,167
2010	43,790	-	32,800	76,590
2011	68,615	-	3,900	72,515
Thereafter	47,718	157,989	-	205,707
Total	$ 303,945	$157,989	$ 36,700	$ 498,634

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2006	2005	2006	2005
INTEREST RATE SWAP				
Amortization of termination fee (3)	$ (66)	$ (99)	$ (497)	$ (580)
Interest rate swap expense	-	(3)	-	(147)
Total	$ (66)	$ (102)	$ (497)	$ (727)

(1) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs, and excluding defeasance costs and preferred redemption cost write-off. See page 26 for a reconciliation of net income to EBITDA and for the Company's definition of EBITDA.

(2) Represents interest expense and preferred stock dividend payment coverage, excluding defeasance costs and preferred redemption cost write-off.

(3) On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $30,019 month or $360,237 per year. In connection with the defeasance of one mortgage loan during the quarter ended March 31, 2006 and the defeasance of another loan during the quarter ended September 30, 2006, the Company wrote off $57,000 and $106,000, respectively, which were the remaining unamortized portion of the fee related to these two loans.

Associated Estates Realty Corporation
Joint Venture Summary Data
For the Three and Twelve Months Ended December 31, 2006 and 2005
(Unaudited, dollar amounts in thousands)

Balance Sheet Data	December 31, 2006	December 31, 2005
Real estate, net	$ 51,865	$ 54,057
Other assets	3,446	2,249
	$ 55,311	$ 56,306
Amount payable to the Company	$ 11	$ 69
Mortgage payable	46,149	46,173
Other liabilities	1,059	902
Equity	8,092	9,162
	$ 55,311	$ 56,306

	Three Months Ended December 31,		Twelve Months Ended December 31,	
Beneficial Interest in Operations	2006	2005	2006	2005
Property revenue	$ 1,095	$ 969	$ 4,221	$ 3,771
Cost of operations	520	478	2,141	2,096
Revenue less cost of operations	575	491	2,080	1,675
Interest income	-	-	-	1
Interest expense	(347)	(265)	(1,317)	(1,103)
Depreciation - real estate assets	(241)	(239)	(962)	(959)
Depreciation - other	(41)	(43)	(181)	(177)
Amortization of deferred costs	(9)	(9)	(34)	(34)
Amortization of deferred financing fees	(12)	(12)	(48)	(47)
Net (loss) income	(75)	(77)	(462)	(644)
Add:				
Depreciation - real estate assets	241	239	962	959
Amortization of deferred costs	9	9	34	34
Funds From Operations (FFO) [1]	$ 175	$ 171	$ 534	$ 349

Summary of Debt	Number of Units	At 100%	AERC's Prorata Share	Maturity Date
Lakeshore Village (50.0% Affordable)	108	$ 4,149	$ 2,075	8/1/2031
Idlewylde Apartments (49.0% Market-Rate)	843	42,000	20,580	6/1/2010
Total of all joint ventures	951	$ 46,149	$ 22,655	

(1) See page 25 for the Company's definition of this non-GAAP measurement.

Associated Estates Realty Corporation
2007 Financial Outlook
With Assumptions Supporting 2007 FFO Per Share
As of February 7, 2007

This page includes forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on the cover of this document for a list of risk factors.

Earnings Guidance Per Common Share	
Expected net income	$0.53 to $0.57
Expected real estate depreciation and amortization	1.82
Expected adjustments to unconsolidated joint ventures	0.06
Expected defeasance costs and other prepayment costs on secured debt	0.29
Expected gains on disposition of properties	(1.62)
Expected Funds from Operations (FFO) Excluding Defeasance Costs	
and Other Prepayment Costs [(1)]	$1.08 to $1.12
Same Community Portfolio	
Revenue growth	3.2% to 3.7%
Expense growth	3.7% to 4.2%
Property NOI[(2)] growth	2.8% to 3.3%
Physical occupancy	94.0% to 94.5%
Transactions	
Acquisitions	$50 million
Dispositions	$50 to $75 million
Development	$0 million
Corporate Expenses	
General and administrative expense growth	5.0% to 10.0%
Debt	
Capitalized interest	$0 million
Expensed interest (excluding debt extinguishment costs)	$35.0 million
LIBOR	5.10% to 5.35%
Expected defeasance costs	$5.0 million
Capital Structure	
Common share repurchases	$0 million

(1) See page 25 for the Company's definition of this non-GAAP measurement.

(2) See page 27 for the Company's definition of this non-GAAP measurement.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

This supplemental includes certain non-GAAP financial measures that the Company believes are helpful in understanding our business, as further described below. The Company's definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Funds from Operations ("FFO") Excluding Defeasance Costs, Other Prepayment Costs and/or Preferred Redemption Costs

The Company defines FFO excluding defeasance costs, other prepayment costs and/or preferred redemption costs as FFO, as defined above, plus the add back of defeasance costs and other prepayment costs of $948,000 and $15,523,000 for the quarter and twelve months ended December 31, 2006, respectively, and the $2,163,000 original issuance costs associated with the redemption of preferred shares for the twelve months ended December 31, 2005. In accordance with GAAP, these prepayment costs are included as interest expense in the Company's Consolidated Statement of Operations. These costs are the costs associated with the defeasance (prepayment) of two and 15 loans, respectively. Additionally, included are the write-off of costs associated with the prepayment of three other loans for the twelve months ended December 31, 2006. Also, in accordance with GAAP, the Company reclassified the original issuance costs associated with the reclassification of the original issuance costs associated with the redemption of the Series A Preferred Shares in January 2005. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

The Company defines FAD as FFO plus depreciation-other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company considers EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net income available to common shareholders to EBITDA.

| | Three Months Ended December 31, | |
	2006	2005
Net income available to common shareholders	$ 12,092	$ 23,239
Equity in net loss of joint venture	75	77
Preferred share dividends	1,261	1,262
Interest income	(101)	(401)
Interest expense[1]	10,539	11,132
Depreciation and amortization	8,164	8,762
Gain on disposition of properties	(15,972)	(27,099)
Taxes	104	43
EBITDA	16,162	17,015
EBITDA - Joint Ventures:		
Equity in net loss of joint venture	(75)	(77)
Interest expense	359	277
Depreciation and amortization	291	291
EBITDA - Joint Ventures	575	491
Total EBITDA	$ 16,737	$ 17,506

| | Twelve Months Ended December 31, | |
	2006	2005
Net income available to common shareholders	$ 21,975	$ 28,913
Equity in net loss of joint venture	462	644
Preferred share dividends	5,046	5,130
Original issuance costs related to redemption of preferred shares	-	2,163
Interest income	(696)	(646)
Interest expense[2]	55,822	43,149
Depreciation and amortization	33,389	35,464
Gain on disposition of properties	(54,093)	(48,536)
Taxes	259	264
EBITDA	62,164	66,545
EBITDA - Joint Ventures:		
Equity in net loss of joint venture	(462)	(644)
Interest expense	1,365	1,150
Depreciation and amortization	1,177	1,170
EBITDA - Joint Ventures	2,080	1,676
Total EBITDA	$ 64,244	$ 68,221

(1) 2006 includes $948 of defeasance or other prepayment costs.

(2) 2006 includes $15,523 of defeasance or other prepayment costs.

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net income.

	Three Months Ended December 31,	
	2006	2005
Property NOI	$ 18,182	$ 17,063
Management and service operations NOI	(346)	(43)
Depreciation and amortization	(7,792)	(8,117)
General and administrative expense	(2,168)	(1,864)
Interest income	95	399
Interest expense	(9,449)	(10,442)
Gain on disposition of investment	-	150
Equity in net loss of joint ventures	(75)	(77)
Minority interest in operating partnership	(13)	(16)
Income from discontinued operations	14,919	27,448
Consolidated net income	$ 13,353	$ 24,501

	Twelve Months Ended December 31,	
	2006	2005
Property NOI	$ 69,908	$ 65,481
Management and service operations NOI	(1,295)	(836)
Depreciation and amortization	(31,517)	(31,306)
General and administrative expense	(9,840)	(7,999)
Interest income	680	638
Interest expense	(51,991)	(40,070)
Gain on disposition of investment	-	150
Equity in net loss of joint ventures	(462)	(644)
Minority interest in operating partnership	(61)	(63)
Income from discontinued operations	51,599	50,855
Consolidated net income	$ 27,021	$ 36,206

Associated Estates Realty Corporation
Definitions of Non-GAAP Financial Measures

Recurring Fixed Asset Additions

The Company considers recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

The Company considers investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable the Company to increase rents.

"Same Community" Market-Rate Properties

"Same Community" Market-Rate Properties are conventional multifamily residential apartments, which have reached stabilization and were owned and operational for the entire periods presented. The Company considers a property stabilized when its occupancy rate reaches 93.0% and the Company has owned the property for one year.